

May 8, 2009

Dennis F. Riordan
Chief Financial Officer
TreeHouse Foods, Inc.
Tow Westbrook Corporate Center
Tower Two, Suite 1070
Westchester, Illinois 60154

>   **Re: TreeHouse Foods, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 17, 2009**
>   **File No. 001-32504**

Dear Mr. Riordan:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.   Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that the identification

of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A, filed March 17, 2009

General

2.   Please confirm in writing that you will comply with the following comment relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your response, we may raise additional comments.

Directors and Executive Officers, page 12

3.   We note particular ambiguities in the following biographical sketches:

- Mr. Reed (employment from April 2002 up to January 27, 2005);
- Mr. Vermylen (employment from October 2002 up to January 27, 2005);
- Mr. O'Neill (employment from March 2001 up to January 27, 2005); and
- Mr. Walsh (employment from October 2002 up to January, 2005)

Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director